SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

CNPJ n° 02.558.074/0001-73
NIRE 35.300.158.792

TELESP CELULAR PARTICIPAÇÕES S.A.

Publicly-held Company — CVM n° 1771-0

CNPJ n° 02.558.074/0001-73

NIRE. 35.300.158.792

SUMMARY OF THE MINUTES OF TELESP CELULAR PARTICIPAÇÕES S/A
BOARD OF DIRECTORS ORDINARY MEETING HELD ON FEBRUARY 17TH, 2003

Paticipants: Miguel António Igrejas Horta e Costa; Iriarte José Araújo Esteves; Carlos Manuel de Lucena e Vasconcellos Cruz; Zeinal Abedin Mohamed Bava; Paulo Jorge da Costa Gonçalves Fernandes; Francisco José de Azevedo Padinha; Gilson Rondinelli Filho; Eduardo Perestrelo Correia de Matos; Luis Manuel Pêgo Todo Bom; Norberto Veiga de Sousa Fernandes; Estanislau José Mata Costa; Guilherme Silvério Portela Santos; José Pedro Faria Pereira da Costa; Maria Paula de Almeida Martins Canais; Rui Manuel de Medeiros D’Espiney Patrício; Paulo José Soares; Antônio Gonçalves de Oliveira. The members of the Fiscal Committee Manuel Maria Pulido Garcia Ferrão de Sousa, José Alberto Bettencourt da Câmara Graça and Sydney Alberto Latini, and the representant of the independent auditor of the Company, Deloitte Touche Tohmatsu, were also present. Date and Time: On February 17, 2003, at 2:00 PM. Venue: At the corporate headquarter, in the city of São Paulo, State of São Paulo, at Rua Abílio Soares, 409. 1. AGENDA AND DELIBERATIONS: 1.1. To approve the Financial Statements, accompanied by the report of the independent Auditors, the Annual Report and the Proposal of Destination of Results regarding the accounting period ended December 31st, 2002.: The members of the Board of Directors, after examining and discussing, and due to the favorable manifestation from members of the Fiscal Committee and the Independent Auditor, approved, with unanimity and without exceptions, accompanied by the report of the independent Auditors, the Annual Report and the Proposal of Destination of Results regarding the accounting period ended December 31st, 2002, and the View of the Fiscal Committee, which will be submitted to the General Shareholders Meeting of 2003. 2. ENCERRAMENTO DA REUNIÃO: Having no further issues to be discussed, these minutes were drawn by myself, the secretary, then were read and approved and undersigned by the members of the Board. São Paulo, February 17, 2003. Miguel António Igrejas Horta e Costa, President; Iriarte José Araújo Esteves, Vice-President; Carlos Manuel de Lucena e Vasconcellos Cruz, Vice-President; Zeinal Abedin Mohamed Bava, Conselheiro; Paulo Jorge da Costa Gonçalves Fernandes, Director; Francisco José de Azevedo Padinha, Director; Gilson Rondinelli Filho, Director; Eduardo Perestrelo Correia de Matos, Director; Luis Manuel Pêgo Todo Bom, Director; Norberto Veiga de Sousa Fernandes, Director; Estanislau José Mata Costa, Director; Guilherme Silvério Portela Santos, Director; José Pedro Faria Pereira da Costa, Director; Maria Paula de Almeida Martins Canais, Director; Rui Manuel de Medeiros D’Espiney Patrício, Director; Paulo José Soares, Director; Antônio Gonçalves de Oliveira, Director; Manuel Maria Pulido Garcia Ferrão de Sousa, President of the Fiscal Committee; José Alberto Bettencourt da Câmara Graça, member of the Fiscal Committee; Sydney Alberto Latini, member of the Fiscal Committee; Luis Fernando Amadeo de Almeida, Secretary. I hereby certificate that the present is an examined copy of the minutes of the General Shareholders Meeting of Telesp Celular Participações S.A., that took place on February 17th, 2003 and entered in the minutes of Shareholders’ Meeting book.

_________________

Luis Fernando Amadeo de Almeida

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.